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November 10, 2011

Ms. Amanda Ravitz, Esq.

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	InvenSense, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed: July 27, 2011

File No.: 333-167843

Dear Ms. Ravitz:

On behalf of InvenSense, Inc. (the “Company”), we submit this letter including responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated August 4, 2011. The Company filed Amendment Number 4 to the Registration Statement (“Amendment Number 4”) on November 7, 2011. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

The Opportunity for Motion Processing Solutions, page 68

1.	We note your reliance on information regarding the video game and tablet markets in the first and third bullets on page 69 attributed to IHS iSuppli and your reference to information from Yole Dévelopment at the top of page 70. Please furnish marked copies of the reports upon which this disclosure is based. Also, to the extent the information in these reports or otherwise relied upon in the preparation of the prospectus was not covered by your response to comment 12 from our letter dated July 22, 2010, please tell us:

¡	whether all of the information is publicly available;
¡	whether you paid for the compilation of any of the data;
¡	whether any information was prepared for your use in the registration statement; and
¡	whether the authors of the information consented to your use of such data in the registration statement.

Ms. Amanda Ravitz, Esq.

November 10, 2011

To the extent that you were affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

Response: In response to the Staff’s comment, the Company has submitted marked copies of the reports upon which this disclosure is based as an attachment to an e-mail sent to Mr. Louis Rambo.

¡	The Company advises the Staff that all of the information is publicly available on a subscription basis, such that any subscribing party has access to it.
¡

The Company advises the Staff that it did not pay for the compilation of any of the data contained in the reports. Rather, the data was already contained in the research reports that the Company obtained through a paid subscription.

¡	The Company hereby confirms that none of the market information was prepared for its use in the registration statement by the Company or by any affiliated parties to the Company.
¡	The Company hereby confirms that all authors of the research reports consented to the use of such data in the registration statement.
¡	The Company advises the Staff that it was not affiliated with the preparation of any of the data included in the prospectus.

Anti-Takeover Provisions, page 121

2.	We note your disclosure in the second paragraph regarding the two-thirds vote requirement for the stockholders to amend your bylaws. Please revise to also disclose the 80% vote requirement indicated in Section 3.1 of Exhibit 3.7 to amend that section of your bylaws. Please also consider whether you should make appropriate revisions to your second risk factor on page 29.

Response: In response to the Staff’s comment, the Company has revised pages 29 and 125 of Amendment Number 4 to disclose the 80% vote requirement in Section 3.1 of the Company’s Amended and Restated Bylaws.

Exhibit 5.1

3.	The opinion that you file to satisfy your obligation per Regulation S-K Item 601(b)(5) should not assume facts that are readily ascertainable. As such, please tell us why the assumptions mentioned in the last sentence of the second paragraph are not readily ascertainable. For example, why is counsel unable to readily ascertain the factual matters underlying those assumptions through an officers’ certificate.

Response: The Company respectfully advises the Staff that the legal opinion filed with Amendment Number 4 is consistent with the permissible assumptions enumerated in

Ms. Amanda Ravitz, Esq.

November 10, 2011

Section II.B.3.a. of the Division of Corporation Finance Staff Legal Bulletin No. 19 (October 14, 2011).

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We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 415-268-7197.

Sincerely,

/s/ John W. Campbell, Esq.

cc:	Steven Nasiri (InvenSense, Inc.)

Alan Krock (InvenSense, Inc.)

Andrew D. Thorpe, Esq. (Morrison & Foerster LLP)

Aaron J. Alter, Esq. (Wilson Sonsini Goodrich & Rosati)

Jon C. Avina, Esq. (Wilson Sonsini Goodrich & Rosati)